Filed by Switchback Energy Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback Energy Acquisition Corporation

Commission File No.: 001-39004

Date: February 18, 2021

On February 18, 2021, Scott McNeill, Chief Executive Officer and Chief Financial Officer, and Jim Mutrie, Chief Commercial Officer, General Counsel and Secretary, of Switchback Energy Acquisition Corporation (“Switchback”) participated in a fireside chat hosted by IPO Edge. A copy of the transcript is set forth below.

John Jannarone

·	00:04 We have a very exciting special event today. I'm going to give everyone a minute to file in. We've got over 500 registrations and a couple of hundred of you are appearing as we speak.

·	00:14 I'm going to talk about some housekeeping issues before we dive into things but, as everyone keeps piling in.

·	00:22 Thanks for joining. We're very lucky today to have the two heads of Switchback Energy, which of course is merging with ChargePoint, so we have Scott Mcneill, who is the CEO, and we have Jim Mutrie, who is the Chief Commercial Officer.

·	00:37 Before I hand it over to these gentlemen to get a little bit of background, let's talk about the matter of the day, so.

·	00:42 This deal came about, with much fanfare from a very wide range of investors, some of whom may have not been accustomed to voting their shares and that's the issue that we that we're facing right now and I'll point out that.

·	00:53 This is not the first time it's happened, it's probably not the last, so I hope that some of you will learn something from what these gentlemen have to tell us today.

·	00:59 So, going back to when this deal was announced in the fall, the stock was trading around $10. It's surge to about 40 bucks.

·	01:06 The capital commitment or sorry the cash requirement looks like it's almost certainly

·	01:10 in place, so the main issue that we want to discuss today is the last hurdle.

·	01:15 faced in this merger, which is getting a majority vote now, before we dive into that I'd like to hand this over

·	01:21 to Scott and Jim to give us a little bit of background about their history of SPACs, what they've seen happen and give a little bit of an overview of the investment highlights of ChargePoint.

Scott McNeill

·	01:31 Thanks John and thank you, everybody for tuning in. We really appreciate your interest in Switchback, as well as the pending merger with

·	01:40 ChargePoint. It is an exciting transaction as John mentioned, and we are on the cusp of closing it and we are asking all investors, institutional and individual shareholders, to make sure that they go out and

·	01:55 send their proxies in so that we can get a quorum on the vote which we'll talk a little bit about later.

·	02:03 Just to give I know that everybody that's tuned in is familiar with the Switchback ChargePoint transaction or you wouldn't be on today.

·	02:12 Let me give you just two seconds on Switchback and then I'll hand it over to you to talk a little bit about ChargePoint. Switchback was formed in May of 2019 and then we went public in July of 2019.

·	02:29 As a SPAC, we, Jim and myself, we've been, we've known each other for almost 20 years when I was an investment banker and Jim was an attorney and we worked on several transactions together

·	02:43 in the energy sector, and then we came together in our prior company before Switchback, which was a publicly traded company, it was a company that I joined.

·	02:52 When it had about 20 employees, it was about a $200 million investment from a private equity firm NGP energy capital who invested with us in Switchback and we grew that company, we took it public, IPOed it, a little over a billion dollars in transaction value and then in 2018,

·	03:15 we sold that company for close to $10 billion. Jim and I were part of that management team. We helped grow that company as a public entity and so.

·	03:25 The idea was to partner again within NGP energy capital management, they have a 30 year track record investing in the energy sector.

·	03:33 As well as have been investing for a couple decades in energy technology and energy transition stories. They have an arm of their investment

·	03:42 platform called in NGP energy technology partners.

·	03:46 And we came together and the idea was it's kind of a hybrid approach, I think we have an advantage over a lot of other SPACs that are out there because Jim and myself we've actually taken a

·	03:57 company public before. We've run a public company. We've done, we did, about $20 billion worth of transactions inside of our prior public company, it was one of the best performing public companies in our sector.

·	04:12 And then we partnered alongside one of the best private equity firms in the energy sector and we just

·	04:21 take our collective experience investing in the energy sector, as well as Jim and myself and finding high growth attractive companies for

·	04:32 investors through a SPAC vehicle and so early last year,

·	04:37 we started talking to ChargePoint. This is a relationship that we had that long standing went back. Jim actually knew the largest shareholder.

·	04:48 We spent six months really with a company talking to him about the opportunity to partner together, we were fortunate to have ChargePoint partner with us.

·	04:59 And we announced that transaction in September of last year, and I know we'll talk about it a little bit later, but it

·	05:07 was very well received. We did a $225 million PIPE. It was upsized, oversubscribed world class investors Bailey Gifford and Neuberger

·	05:18 were lead anchors in that PIPE. The stock is trading very nicely since then, and, as you said, John we're just right at the final motions to close out the merger

·	05:29 and get the requisite number of votes and so we're reaching out to all investors to encourage them to vote

·	05:36 in the merger and so with that intro I will kick it back to Jim and maybe he can give us a little bit about that ChargePoint what we saw there.

Jim Mutrie

·	05:48 Thanks Scott yeah I'll keep it relatively brief John I know we're here to talk about

·	05:53 not just ChargePoint but where we are in the process and this phenomenon with a quorum as well, but let me just tell you as Scott mentioned

·	06:01 a few of the things that we found particularly appealing about ChargePoint. It was an opportunity that we began to look into in detail

·	06:11 as Scott said at the start of last year, but a company we have been following for a while and maybe we can touch on this later in the program here.

·	06:20 But part of that those initial discussions were about with ChargePoint going what was a SPAC, you know, how is it, how is it a beneficial model.

·	06:29 You can talk about forward looking projections it's a way to really accelerate growth through a capital infusion, now here's how it compares to an IPO.

·	06:37 I think investor probably most people on this call now are far more familiar with SPACs today than they were a year ago, and so it was interesting. We're living through this change and dynamic of the importance and the

·	06:52 and the prevalence of SPACs, you know, a year ago was, you know, less of a way to go public than it is today for a lot of companies so part of this

·	07:05 is just the process of evolution of a SPAC where we are in ChargePoint feel and then also just bring it to a close, but just quickly on

·	07:14 what we found very appealing about ChargePoint you know, obviously this is tied to EVs, to electric vehicles, ChargePoint and one thing Scott and I really liked about

·	07:24 ChargePoint was it's a way you know what we felt most you know the best about with EV adoption is that we think the next five to 10 to 15 years

·	07:36 electric vehicle adoption in the US and worldwide is going to ramp significantly. We can't necessarily tell you

·	07:43 who's going to be the next Tesla, but we feel confident somebody is in that market share is going to continue to grow and ChargePoint just kind of attaches right at the hip

·	07:52 with electric vehicle adoption. You can't have more EVs unless you have the charging infrastructure to support that. The management team,

·	08:02 Pat Romano and Rex Jackson, the CEO and CFO. Pat's been in his spot for over 10 years. He's a leader in the charging space.

·	08:13 And you needed to have a proven management team with long experience. Rex has been a CFO of public companies multiple times so we thought they had the right team to take this company public along with us.

·	08:28 The last couple of points about ChargePoint that we found so appealing, they are a market leader in the charging space.

·	08:36 And we didn't want someone who would just kind of was starting to dip their toe into the market, they have a dominant market share in the US.

·	08:42 And they do have their foothold in Europe and are using part of the proceeds of this transaction to expand in Europe.

·	08:48 And then their business model appeal to us, their capital light business model. So they

·	08:53 do not keep the hardware, the charging infrastructure on their books, they sell that to the customer, and then they have a subscription service with a recurring revenue stream

·	09:03 that we found very appealing, that capital light business model, and then the last thing I'd say is this. ChargePoint was ready to access the capital markets, had been around for 13 years.

·	09:14 Positive revenue for multiple years, strong revenue ramp and it was just a point in time, in that it had the management infrastructure, the 665 million dollars of previously raised funds that let them get proprietary technology

·	09:32 as well as you know well capitalized balance sheet that they were ready to take the next step so for for all those reasons is why we ended up partnering with ChargePoint and couldn't be any happier than we are that they chose us to partner with the access the public markets.

John Jannarone

·	09:48 Well terrific Jim. Thanks a lot. Before we get into a little bit of a back and forth to address them the questions and there have been many

·	09:55 that have been emailed into us at ipo edge, I just want to point this out here.

·	10:00 First of all, if you have any questions to ask, right now, you can do it in the portal where you can email editor at ipo hyphen edge dot com.

·	10:08 But as far as reaching out to your broker if you're having any trouble there, and especially during the United States, please take note of this here.

·	10:17 This is the proxies proxy solicitor being used to your Morrow Sodali so you can reach them at 877-787-9239 or email them at the address there and they can hopefully help you out.

·	10:30 But now, Jim let's turn it back to you and dig a little bit into

·	10:35 how the situation looks right now but first let's talk about all the positives. So what are the indications, can you lay them out for me that this deal is very well supported how it helped me understand how it looks from that perspective.

Jim Mutrie

·	10:46 Yeah thanks John well, obviously I Scott had mentioned quickly the oversubscribed PIPE we had as well, so it was multiple multiple times over subscribed we were originally targeting $200 million pipe we raised it to $225 million, but then had to cut back.

·	11:04 People had indicated investor to identity indicated interest in participating in the PIPE.

·	11:10 Multiple multiple times, and you know, we had an indication, we knew we thought the deal would be well received, we felt like this deal would be well received.

·	11:19 But then, once we went out to the PIPE investors and that's in advance of when you launch the deal publicly announce it.

·	11:26 We knew that deal was so heavily oversubscribed all right we're really you know we feel good about this we're onto something here, and then the stock the performance of the stock

·	11:36 I think has validated the business model that ChargePoint has the management team that they have the leadership position that they have, as you said it.

·	11:44 You know, has gone up over 400% from where it was at the IPO. It's been one of the best performing SPACs prior to close in history.

·	11:54 So it's just been it's been very well received by the public.

·	11:58 And part of this and it's kind of like thinks segues into what we'll talk about later part of that is the trading volume has been extremely high, I mean one great thing about SPACs, John,

·	12:09 is that it gives the regular investor not just institutional guys who can play in an IPO you know the big.

·	12:17 The big institutional investors of the world, their ability to get in at an IPO a nice thing about a SPACs is it democratizes that, to a degree, it lets

·	12:26 into just regular investors you and may be able to participate in the SPAC and so you've seen that in the volume there's been a lot of

·	12:34 buying the stock, you know, obviously, increasing and our shareholder basis turned over so there's been a lot of enthusiasm for the deal and we're very appreciative of it.

John Jannarone

·	12:45 Great, so Jim let's talk a little bit about this last remaining hurdle we touched on a little bit, but if you could just indulge me and go into a little bit of detail on the technical. I've had people email me and ask do you need 65% you need 70%? What is really necessary here?

Jim Mutrie

·	13:00 Right, John. No we so what you need here there's 11 different proposals.

·	13:06 And they all have slightly different vote requirements. None of them I'll try to say this as simply as possible, none of them requires more than a 50% vote, some of them are less than that, some of them are 50% of the shares that vote.

·	13:21 But that there's two proposals, one, you need a quorum, so you need 50% or more of the shareholders to turn in their votes.

·	13:30 And when we last week when we adjourn the meeting, we were just shy of that, and so we wanted it to allow shareholders more time to get their votes in, and then the vote in favor

·	13:42 of the business combination and then the issue the shares in connection with the business combination that requires over 50%.

·	13:50 of the shareholders to vote in favor of that but there's no super, as you said, supermajority. There's no two thirds of super majority requirement for any of this, and most of the proposals, frankly, just require a vote that's 50% of the people who vote have to vote in favor of it.

John Jannarone

·	14:08 And Jim, is it fair for me to say that this is likely a consequence of a

·	14:13 relatively high percentage of your shareholder base shifting into individual investors hands, who in most situations might get a notification

·	14:20 from their broker about you know, a merger or a spin off and probably wouldn't pay much attention to it right so that's, is that part of the story here?

Jim Mutrie

·	14:29 Yeah I think it's part of the story and listen I'm as guilty as anybody at this, I mean I've you know I've received proxies in the past for

·	14:39 small holdings in different stocks that I've held a physical proxy and you kind of look at it and you know, sometimes you act on it other times

·	14:49 you know, again my broker may have invested me in a stock or something and I don't actually follow through and vote, you know and throw away the proxy or I say I go I'll go vote and I never do.

·	14:59 Here, what I think, as you said, the dynamic that's happened, and we are so appreciative of it because it's helped to drive the stock.

·	15:05 But there's been a major turnover in the investor base the folks that got in to Switchback in the IPO a lot of those institutional investors.

·	15:14 Many of them have rotated out of the, out of the stock, so you have many, many more of our shareholders are retail investors.

·	15:21 Which is which, again we love, but those investors oftentimes hold small increments of shares, you know just small numbers and there's probably, at least in some people's mind well you know I'm just a small shareholder doesn't really matter for me to vote and

·	15:38 this deal is so counterintuitive because it's right it's traded up, as we said 400% or so.

·	15:45 And it is a slam dunk of a deal least, in my opinion that it is, but you actually still need that technicality to have enough shareholders turn in their votes that you have a quorum and you

·	15:57 approve the transaction so when you have a lot of retail holders as you're saying you just need a lot of

·	16:03 people to turn in their vote, even though you know it's just small little kind of baby chunks all the way, or you know small increments of shares.

·	16:11 You need everybody to vote to get you to get the deal done and we adjust to that John. I mean we feel very, very good.

·	16:20 Where we are, it's clear shareholders have been voting have been listening when we adjourned the meeting. We're making good progress on the proposals.

·	16:27 And if we keep up this flow, we're going to be in very good shape, we feel good about it, and people are responding. It's just you know the message is

·	16:36 please do vote, everybody needs to vote.

John Jannarone

·	16:38 And just wonder I'm sorry go ahead, go ahead Scott.

Scott McNeill

·	16:43 Oh, I was just gonna I was just going to add on to that, I think one thing to keep in mind is that you know we have a large sized PIPE 22 and a half million shares that are institutionally held that aren't voting here.

·	16:54 But because they aren't registered shares yet, but we will have a big chunk of institutional involvement that will happen at the close of this acquisition, where you know some of these institutions that they did elect to sell.

·	17:09 You know at the outset, they are still invested in the company, they're just invested at the PIPE so some of the same institutions that were invested in Switchback

·	17:18 also invested into the PIPE so we'll have some more institutional involvement as we, as we close out the transaction.

John Jannarone

·	17:25 Great now just to make this crystal clear for everyone who's listening as of last week when the meeting was adjourned.

·	17:34 You gentlemen reported that there was 45% of a 50% needed for a quorum, is that correct? And so by the 25th, which is the next meeting date, that's the number that we need to reach, that right?

Jim Mutrie

·	17:47 50% is the number yeah you have to reach

·	17:49 for the quorum.

John Jannarone

·	17:51 Okay, great so now let's talk a little bit about the hang up some of the listeners might be having with the voting mechanism so you know I've had people ask me is there paperwork. Do I need to mail something in.

·	18:03 Do I need to pay for something. What would you just say, as a general statement to folks out there who can't quite how to figure out how to vote yet Jim.

Jim Mutrie

·	18:11 Yeah I think the most direct way to do it John is to contact their broker so whatever platform you're on or however you purchase the shares.

·	18:21 Schwab or Merrill Lynch or Robinhood, if you contact your broker directly,

·	18:27 that's who ultimately you are you're voting through, and so they should make it the easiest most

·	18:32 direct path to do that. Sometimes they've sent you an email that has voting instructions, other times they've sent you a hard copy of a proxy statement that has voting instructions, but if your broker,

·	18:43 if you contact your broker, you always be able to either vote online with your broker or vote by mail with your broker or vote by telephone, but your broker can take all of those.

·	18:54 And then the last thing John if, for some reason you don't know who your broker is or you can't figure out what department that contact within your broker.

·	19:02 Our proxy advisor Morrow and I think we had the number up there before and we'll put it back up again they're there

·	19:10 to provide assistance in any way it's really going to be this to help kind of facilitate you finding where to vote

·	19:17 with your broker in some cases, our proxy advisor morrow can take the vote for you, but ultimately, you know what I would say is try to contact your broker directly. That's going to be the most expedient way to get the vote.

John Jannarone

·	19:31 Okay, great and, just to clarify here someone's asking is it SBE shareholders who need to vote only

·	19:37 or is it ChargePoint now it's certainly the SBE shareholders but something I'd like to emphasize is it doesn't matter if you sold the stock, what matters is what is, if you held it on December 16. Is that correct.

Jim Mutrie

·	19:49 Yeah exactly. I'm glad you mentioned that because I should have before. Its shareholders of record on the record date and, as you said, John that's December 16. So if you if you are a shareholder on December 16,

·	20:04 we need your vote. If you sold prior to December 16 or if you bought after December 16, you know, we love the fact you're a shareholder but you won't be voting in this in this decision right now, in this meeting.

John Jannarone

·	20:21 Something else I'd like to point out, if I might you know I've had people say.

·	20:26 You know my broker has very long wait times and I'm seeing messages about the winter storm about very heavy trading volume, but in many cases, gentlemen correct me if I'm wrong.

·	20:35 It's possible to go to a notification center just on your brokers website, and if you dig around enough, you can probably find it so sometimes that's going to be quicker right quicker route is that right.

Scott McNeill

·	20:45 Correct I'll just tell you the broker that I used that I voted for it voted through.

·	20:52 There was actually in in my online portal there's a like a mailbox that was in there, and there was three different tabs that was.

·	21:00 That was underneath that mailbox and one of them said, you know shareholder communications and I had to go into that mailbox and I found where I could electronically vote.

·	21:10 And it took me a little bit of digging but I had to you know I did go in there, find a control number go in and be able to vote on all 11 propositions.

John Jannarone

·	21:20 Great and quickly I've had a number of emails from investors who are holding shares and European brokerage accounts, so they probably shouldn't try calling Morrow. What's your best advice to them Scott and Jim.

Jim Mutrie

·	21:35 Yeah, it's unfortunate John said about European broke brokerage houses, if you are holding your shares through a European broker,

·	21:45 you 100% have to contact the European broker directly. They have their own mechanism to set up for voting, sometimes it is much more cumbersome

·	21:54 and difficult than in the US and I'm sure, a lot of US holders are incredulous to hear that there you know it could be even more difficult, but

·	22:03 you have to contact because Morrow cannot help with that a US broker can help it's all going to go through your individual broker and you have to contact your European broker.

·	22:12 If you're a European stock holder who holds through an American broker, that will be an easier process same thing contact that broker, but if not Morrow could help you if you're not able to figure it out through your broker directly.

John Jannarone

·	22:28 Great now, this might seem like a slightly silly point to bring up, but the flip side of this record date business gents is that if you bought after the 16 you can't vote, so you shouldn't worry about it is that right.

Scott McNeill

·	22:42 That's correct and that's why I just not only on this transaction, but I think in any sort of transaction or shareholder vote,

·	22:51 if you're a shareholder on the record on the record day but you sold your shares you still have a responsibility to go back in and vote

·	23:00 in that, because as of that date of business, you were a shareholder and that's what we're asking some people to go back, even though they aren't shareholders anymore, to go back and vote.

·	23:12 Because they were as of December 16 but you're right if they did not own the shares on December the 16th and they don't have a right to vote, so there's no reason to go and contact the broker

·	23:23 or the proxy solicitor.

John Jannarone

·	23:25 I just want to reiterate for folks who may have come in a little bit late Jim said something earlier.

·	23:30 There are loads of questions about how things have been going since last week, so I think Jim said that it's going well and that you know people are turning out is that is, that fair guys.

Jim Mutrie

·	23:38 Yeah no I'm sorry I'm glad you, you said that, and I can re emphasize that again now it's clear shareholders have been listening.

·	23:46 There's been a real strong reception on votes, since we adjourned the meeting last week and folks have been listening so we're making very good progress absolutely on the on the proposals and confident

·	24:00 that, if things continue we'll have all the approvals, we need by the time we get to the meeting next week.

John Jannarone

·	24:06 Right and to remind everyone I believe that's the 25th corrects yeah.

Jim Mutrie

·	24:10 Yes, yeah yep sorry the 25th so a week from today.

John Jannarone

·	24:15 Okay, great again I'm seeing more and more questions from people in Italy and Germany here.

·	24:21 As Jim said, you know, unfortunately, this is a tricky situation and the best thing you can do is try to reach your broker, and we know it's not easy but that's really the best answer.

·	24:33 And as far as when will know how things are going, I believe that you know today is not the day when we're going to have number coming out, but the point he's driving home here folks is that your efforts are being noticed, and this is this is it's effective.

Jim Mutrie

·	24:47 Yeah and John I'm sorry, you know we love to love to share again we're very optimistic with what we've seen but

·	24:54 what our lawyers are saying from the proxy rules that we’re does not allowed to give real time updates. There's all sorts of

·	25:03 disclosure issues. You're implicated in an SEC filings that you'd have to work through so they advised us not to get into specific numbers but, as I said,

·	25:13 setting that aside, things are going very well and we like where we are today and appreciate everybody's response, the last week or so, since we adjourned the meeting.

John Jannarone

·	25:25 Great and another question for people who might be new to owning SPACs and seeing them de-SPAC.

·	25:32 This is an unusual situation right now, but for people who are holding shares of Switchback presumably once the deal was approved the ticker will change and you'll own new shares in the company there's no actual need.

·	25:46 Is that it's fair to say it's the same in this situation right gentlemen.

Jim Mutrie

·	25:50 Yes, yeah it's just it's a direct change to the ticker symbol and your share of Switchback stock becomes a share of ChargePoint stock nothing more required from you there.

·	26:03 Right great.

John Jannarone

·	26:04 Yeah so someone is asking you know big picture question is this, and I think we touched on it before is this phenomenon, a result of a lot of individual investors

·	26:13 owning shares, owning SPACs and you know, perhaps it is, but I think that

·	26:18 the message that we're trying to get out today is not just about Switchback, but to help people understand the mechanism, I mean institutions have departments that look after this, but if you're an individual,

·	26:26 this is something you're going to have to start paying more attention to is that about the some of it.

Scott McNeill

·	26:33 Yeah I think that's right, I think, in a lot of cases institutions are set up with the back office and they're very in tune with

·	26:41 sort of the governance of public companies, and so, and they vote and they look at the

·	26:50 what proxy advisory firms say about transaction, so I think that they're just used to this, and they have people that take care of it and individual investors

·	27:00 that's just something that comes in, and like Jim said earlier, a lot of times they feel like that they don't have very many shares and that their vote, you know doesn't really

·	27:10 you know sway things, but you know, I think, where we are today with individual investors, being a

·	27:15 more prominent part of the capital markets and the stock market in general that they that every vote really does matter, no matter how big or small so every investor just needs to go and look at those materials and vote.

John Jannarone

·	27:29 Great um here's a question I think everyone's eager to get some closure here once you do know that you have the 50% form requirement met, how soon can we expect an announcement that the deal is going to complete and we'll move forward.

Jim Mutrie

·	27:45 Yeah there's been nothing John there hasn't been anything publicly announced about that, but if you look back.

·	27:50 I would say, you know look back at it at any other SPAC transaction between the timing between the announcement

·	27:58 of the special meeting, and then the approval of the deal of the special meeting, and then the time til close I think you'll see that it's you know very close in time essentially kind of next couple business days.

·	28:11 You know, so you look at that as precedent and, again, the only thing that's that we need to close this deal that's outstanding is to actually have this special meeting and have the votes on the proposals, confirmed by the shareholder so.

·	28:26 I don't think there would be any significant time delay between the two.

John Jannarone

·	28:30 Okay, great someone's asking about something I believe Scott already touched on. What percentage of the shareholder base will be institutional after the deal closes and I think this is probably broadly true of most SPAC deals because of

·	28:46 how pervasive PIPEs are becoming in these transactions so

·	28:50 those shares that cannot or not, you know able to be used for voting right now will become shares the newly formed entity and so automatically the percentage of institutional holders will increase is that is that fair.

Scott McNeill

·	29:03 Yeah I think what you're saying is that, right now, of course, the shares are trading every day.

·	29:10 We don't have granularity into who's buying the shares and who's selling shares each day so there's institutional involvement.

·	29:17 Every single day certain institutions family offices individual investors that are trading the stock but my point was is that the PIPE that we raise the 225 million or 22 and a half million shares that we sold

·	29:31 in the PIPE are all you know institutional accredited investors and so.

·	29:36 I think somebody was asking you know the question about or you know how much retail versus institutional and of course there's more individual investors that are in the stock today.

·	29:47 But then, will, when the transaction closes will have a significant amount of institutions that will be prevalent in the stock post transaction.

·	29:57 But I can't tell you exactly what percentage at any point in time is going to be individual investors versus institutional investors.

Jim Mutrie

·	30:06 And John just one other thing on that point too, I think, if you look at the SEC website for Switchback Energy, you can you'll see the form 13 filings and you'll be able to see the institutional

·	30:20 selling the shareholders and their filings and what they've sold over the last quarter or so and that do so, I do think as Scott said the PIPE.

·	30:30 Once we close you'll have some institutional investors coming into the PIPE, but one thing, if you look at our form 13s you'll see that there has been a sell down in institutional ownership over the last

·	30:43 couple quarters or so or last quarter so you know today I think there's more retail than there was certainly when we announced. There’s significantly more retail and we announced the deal.

·	30:55 As Scott said you don't know exactly what the composition is once we close the deal, but it's this kind of a balancing act that it's shifted more to retail and then you'll have a little more institutional come in at the PIPE.

Scott McNeill

·	31:08 And just one other thing I would just throw out there is that there are a lot of institutions that you know, want to own

·	31:15 these companies that are being de-SPACed but they don't actually go in and start buying them until after the de-SPAC because they don't want to own the

·	31:22 SPAC but they want to own you know the operating company and the other thing I think I would throw out there is that you know we have a little bit of research

·	31:32 that's actually been initiated on Switchback with the anticipation of it transitioning into a ChargePoint on the close of the merger.

·	31:40 But you know post transaction you'll see more research that would be initiated, you know, on the company and that will

·	31:48 tend to be message towards not only individual investors but institutional as well, so you'll have a more probably balanced sort of voice that's out there towards institutions in an individual investors.

John Jannarone

·	32:03 Great I've got a question for Jim or possibly for Scott to before I just want to address them it popped up to reiterate for some folks may have joined late, you know someone just said, you know.

·	32:12 I'm not really having any luck, trying to reach Robin Hood. So if you are a US broker like Robin Hood, Charles Schwab whatever and they're swamped, I think, in that case,

·	32:21 reaching out to Morrow Sodali does make sense it's more of the Europeans or a foreign brokers that you're gonna have to go to directly but um we've got a question here for you guys.

·	32:32 They want to know you know what once the deal closes what sort of involvement do you expect to have in the business after that.

Jim Mutrie

·	32:39 Yeah you know, one of the one of the things that we loved about ChargePoint as I, as I had highlighted at the beginning was the strength of the management team, the guys that had done this for

·	32:50 you know much of their career, their CFO Pat Romano just a leader in the charging space has been in his spot over 10 years.

·	32:59 So that the credibility and the strength and the public ready management team that they had was one of the things that attracted us to them and the Board was similar that as well, I mean it's a public company ready board with people.

·	33:13 that that have been on other public company boards before that are representative of some major shareholders in the US and frankly internationally as well.

·	33:26 So, while they don't have a strong need that Scott and I have to be involved day to day we do, we will absolutely that will be involved

·	33:35 on a less frequent basis as advisors going forward, I mean as Scott said we've known this company for years and years, my relationship with their largest shareholder goes back 30 years or so.

·	33:46 So we're going to be continued to be involved, but up but on a more informal basis but continue to consult with them and help them transition to a public company.

John Jannarone

·	33:57 Great and, just to clarify something here another question, I think we touched on before but it's related.

·	34:05 Someone's asking will my shares convert on a one to one basis, and I believe the answer is yes, with all with all these securities, maybe it warrants units or shares that is that right.

Jim Mutrie

·	34:18 For that, yes, for the public for the public shareholders that's correct. The ChargePoint shareholders have a slightly different conversion ratio, but any public shareholder it's just a one to one conversion just again the name change happens automatically.

John Jannarone

·	34:36 And so yeah and, of course, the ticker will change to right, but as we've discussed before that all happens automatically so you would just see the change pop up in your brokerage account one name would be replaced with the other.

Scott McNeill

·	34:48 Ticker CHPT.

John Jannarone

·	34:51 That's right but don't try to look that one up here that'll happen doesn't til closed.

Jim Mutrie

·	34:57 Automatically, right.

John Jannarone

·	34:58 Well, well, I think I think we've touched on everything important here, I know there are a lot of questions that have come in and

·	35:04 if you like, please email us at ipo edge and editor at ipo hyphen edge dot com and I can help pass it along to the gentleman here.

·	35:14 And again, we'd like to point out the contact for Morrow if you're having trouble with your broker, but I think the most important takeaway is that Jim, as you said,

·	35:24 you've seen positive results from during the meeting and you were 45 and you need to go to 50 that's the number and so all these votes are helping and

·	35:34 you know the point today was to just make clear what needed to be done in order for the deal to close and that's really

·	35:40 the last remaining hurdle here and individual investors are needed in the way they might not thought they were in the past. Any last thoughts Jim or Scott.

Jim Mutrie

·	35:52 John, I think you summarized it well. Specific to this to our transaction, we've been very enthusiastic and appreciative of the response we've seen the past week feel very good, where we are, but would encourage everybody

·	36:05 to get out there and vote on this transaction and let's get this thing closed.

Scott McNeill

·	36:10 And I'll just say thank you to everybody for tuning in and for your interest in Switchback and in ChargePoint and we are excited to get this thing wrapped up and go and encourage everybody to vote.

John Jannarone

·	36:24 Great and just one last thing anyone who's watching you might have joined late or wants to

·	36:28 watch us again later to see some of the finer points, we will post a replay you can find on our homepage at ipo hyphen edge.com.

·	36:35 Later this afternoon, but with that Scott, Jim Thank you so much for joining. Thank you Jared my co editor and everyone in the audience have a great day, and thanks for tuning in.

Scott McNeill

·	36:44 Thank you.

Jim Mutrie

·	36:45 Thanks guys.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with Switchback’s previously announced business combination with ChargePoint, Inc. (the “Company”) and the related transactions (the “Proposed Transactions”), Switchback has filed a registration statement on Form S-4 (File No. 333-249549) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of Switchback and consent solicitation statement of the Company. The Registration Statement is now effective and the definitive proxy statement/prospectus/consent solicitation statement has been mailed to the shareholders of Switchback and the Company along with other relevant documents. SHAREHOLDERS OF SWITCHBACK AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the definitive proxy statement/prospectus/consent solicitation statement and other documents containing important information about Switchback and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Switchback in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on February 10, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials filed and to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Switchback or the Company is not obtained; the failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the Company’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; the Company’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on the Company’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by the Company; the effects of competition on the Company’s future business; risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the definitive proxy statement/prospectus/consent solicitation statement, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor the Company presently know or that Switchback and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and the Company anticipate that subsequent events and developments will cause Switchback’s and the Company’s assessments to change. However, while Switchback and the Company may elect to update these forward-looking statements at some point in the future, Switchback and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus/consent solicitation statement. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.